

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

<u>Via E-mail</u>
Mr. Peter van Bommel
Chief Financial Officer
ASM International N.V.
Versterkerstratt 8, 1322 AP
Almere, the Netherlands

  Re: **ASM International N.V.**
     Form 20-F for the year ended December 31, 2011
     Filed March 28, 2012
     File No. 000-13355

Dear Mr. van Bommel:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Brian Cascio

        Brian Cascio
        Accounting Branch Chief